EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	VI Acquisition Corp.		Midway Investors Holdings Inc.
(In thousands)	Year ended October 28, 2004	Period ended October 26, 2003	Period ended June 13, 2003		Year ended October 27, 2002
Fixed Charges:
Add:
Interest capitalized and expensed	$14,132	$6,278	$9,262		$9,635
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,317	332	4,012		1,097
Estimate of interest expense within rental expense	9,647	4,999	5,408		8,315
Total fixed charges	$29,096	$11,609	$18,682		$19,047

Earnings:
Add:
Pre-tax income (loss) from continuing operations	$334	$289	$(4,181)		$16,038
Fixed charges	29,096	11,609	18,682		19,047
Subtract:
Interest capitalized	55	23	92		—
Total earnings	$29,375	$11,875	$14,409		$35,085
Ratio of earnings to fixed charges	1.0	1.0	—	(1)	1.8
Amount by which earnings were insufficient to cover fixed charges	$—	$—	$4,273		$—

(1)   For the period from October 28, 2002 to June 13, 2003, the ratio of earnings to fixed charges was less that 1.0. As a result, we have disclosed a calculation of the coverage deficiency.